Exhibit 99.10

DIRECTION FINANCIERE DF/FT/Dpt. Financement et Bourse KS n° 398/D
The New York Stock Exchange, Inc. Dennis Dunn Esq. 20 Broad Street New York, NY 1005 USA

Transmitted by facsimile to : 212 656 5893 Number of pages : 1
Paris, 12th of October 2005

Re : Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 3,973,500 of its ordinary shares, nominal value 10 euros per share, during the three month period ending September 30, 2005, through trades executed at the Paris Stock Exchange. Further more, TOTAL S.A. cancelled 13,527,578 of its ordinary shares on July 19, 2005. Before these operations, TOTAL S.A. held 24,299,930 shares in its treasury. In addition, on September 30, 2005, 25,082,817 shares were held by various subsidiaries. As a result, Total held an aggregate of 39,828,669 of its ordinary shares at this date.

Very truly yours,

C. PARIS de BOLLARDIERE
Treasurer